Exhibit 99.1

Goldcorp announces offer to acquire Osisko for C$5.95 per share in cash and shares

TSX: G      NYSE: GG

(All Amounts in U.S. dollars unless stated otherwise)

VANCOUVER, Jan. 13, 2014 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today announced that it intends to commence an offer to acquire all of the outstanding common shares of Osisko Mining Corporation ("Osisko") (TSX: OSK, Deutsche Boerse: EWX) for approximately C$2.6 billion in cash and shares (the "Offer").

Under the terms of the Offer, Osisko shareholders will be entitled to receive 0.146 of a Goldcorp common share plus C$2.26 in cash for each Osisko common share. Based on Goldcorp's TSX closing share price of C$25.29 on January 10, 2014, the total consideration offered to Osisko shareholders is C$5.95 per Osisko common share representing a premium of 28% over the 20-day volume-weighted average share price of Osisko from all trading on Canadian exchanges for the period ending January 10, 2014 and a premium of 15% over Osisko's TSX closing share price on January 10, 2014.

Transaction Highlights

•	Consistent with Goldcorp's strategy of disciplined portfolio enhancement, focus on gold and investment in low political risk jurisdictions.
•	Large ~10 million ounce gold reserve(1) that, with Goldcorp's financial and technical resources, should support a long mine life and low all-in sustaining costs.
•	Immediately accretive on key per-share metrics, including free cash flow, operating cash flow, net asset value, gold production and gold reserves.
•	Provides Goldcorp with immediate free cash flow as it completes the construction and ramp-up of its key growth projects at Cerro Negro, Éléonore and Cochenour over the next eighteen months.
•	Addition of a high-quality operating mine in the prolific Abitibi mining district of Québec.
•	Leverages Goldcorp's existing investments in Québec and Ontario with opportunity for corporate and regional synergies.

"From a financial and strategic perspective, this offer represents a compelling transaction that is consistent with our strategy of improving the overall quality of our portfolio," said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  "Goldcorp shareholders will benefit from a long-lived, high-quality gold mine with low all-in sustaining costs capable of generating long-term free cash flows. We are particularly pleased to be making a further substantial investment in the Province of Québec, one of the best mining jurisdictions in the world.  With our world-class Éléonore project in Northern Québec due to commence production later this year, Goldcorp will be the largest gold producer in the province with the resources to continue building collaborative, long-term relationships while leveraging corporate and regional synergies."

Benefits to Osisko Shareholders

Goldcorp believes the Offer is attractive to Osisko shareholders for the following reasons:

•	Immediate Premium: The Offer represents a premium of 28% over the 20-day volume-weighted average share price of Osisko and a premium of 15% over Osisko's closing price on January 10, 2014.
•	Greater Liquidity, Dividend Participation and Meaningful Ownership in the Industry Leader: Consideration is comprised of cash and highly liquid Goldcorp shares that provide a meaningful ownership stake in one of the lowest-cost, highest-growth senior gold producers, and allows Osisko shareholders to participate in Goldcorp's monthly dividend.
•	Exposure to Goldcorp's High Quality Asset Portfolio and Industry Leading Growth Profile: Osisko shareholders will gain exposure to Goldcorp's suite of low-cost mines and development projects, and participate in Goldcorp's strong production growth profile.
•	Disciplined and Focused Management Team with a Proven Track Record of Value Creation: Goldcorp's experienced and proven management team will help ensure optimum performance of Canadian Malartic for the benefit of all stakeholders.
•	Continued Participation in Osisko's Assets: Osisko shareholders will continue to benefit from any future increases in value associated with operational improvements at Canadian Malartic and Osisko's other properties.
•	Operational and Strategic Synergies: Osisko shareholders will benefit from synergies with Goldcorp's existing investments in Québec and Ontario.
•	Eliminates Single Asset Operating and Financial Risks: Osisko shareholders will benefit from exposure to Goldcorp's diversified portfolio and financial strength.

"This combination offers excellent strategic value as Canadian Malartic and its talented operating team will benefit from Goldcorp's strong financial position, technical expertise and commitments to safety and sustainability," added Mr. Jeannes. "Our clear preference remains to engage with Osisko, as we strongly believe in the compelling strategic and financial merits of this transaction to the mutual benefit of both companies` shareholders."

About the Offer

This Offer will be open for acceptance until 5:00 p.m. EST on February 19, 2014, unless extended or withdrawn.  The Offer will be subject to customary conditions, including the acceptance by Osisko shareholders owning not less than 66 2/3% of Osisko shares outstanding on a fully-diluted basis, confirmation to the satisfaction of Goldcorp that the Osisko shareholder rights plan will not adversely affect the Offer, no material adverse change in Osisko and receipt of all necessary regulatory approvals. The Offer will not require the approval of Goldcorp's shareholders and Goldcorp has obtained a $1.25 billion non-revolving term credit facility from Scotiabank which, together with cash on hand of approximately $620 million and an undrawn $2 billion credit facility, will be sufficient to fund the cash portion of the Offer.

The full details of the Offer will be set out in the takeover bid circular and accompanying documents, which will be filed by Goldcorp with the Canadian provincial securities regulators and will be available for review on Goldcorp's website at www.goldcorp.com and on SEDAR at www.sedar.com.

Advisors and Counsel

GMP Securities L.P. and Scotiabank are acting as financial advisors to Goldcorp and Cassels Brock and Blackwell LLP and Neal, Gerber & Eisenberg LLP are providing legal advice.

Information Agent

D.F. King & Co., Inc. is acting as information agent to Goldcorp

Conference Call and Webcast

A conference call will be held on January 13, 2014 at 7 a.m. (PST) to discuss the proposed Osisko transaction. Participants may join the call by dialing toll free 1-888-789-9572 or 416-695-7806 for calls from outside Canada and the US. Passcode:  6555665.  A recorded playback of the call can be accessed after the event until February 13, 2014 by dialing 1-800-408-3053 or 905-694-9451 for calls outside Canada and the US.  Pass code: 7645692.  A live and archived audio webcast will also be available at www.goldcorp.com.

About Goldcorp

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

(1) Total proven and probable mineral reserves are as at January 1, 2013 and are estimated at 310.6 million tonnes at 1.01 g Au/t for 10.1 million ounces.  Source: Osisko press release dated February 19, 2013 "Osisko Updates Reserves at Canadian Malartic", available under Osisko's profile at www.sedar.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, and the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "seeks",  "anticipates", "believes" or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2012 and other reports available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

The information in this press release concerning Osisko and Osisko's assets and projects is based on publicly-available information and has not been independently verified by Goldcorp.  Osisko has not reviewed the press release and has not confirmed the accuracy and completeness of the information in respect of Osisko contained herein.

SOURCE: Goldcorp Inc.

%CIK: 0000919239

For further information:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail:  info@goldcorp.com
website:  www.goldcorp.com

CO: Goldcorp Inc.

CNW 06:40e 13-JAN-14